Exhibit 99.1

June 23, 2026

TO THE SHAREHOLDERS OF EUROHOLDINGS LTD

Enclosed is the Notice of the 2026 Annual Meeting of Shareholders (the “Meeting”) of Euroholdings Ltd (the “Company”), which will be held at the Company’s offices located at 4 Messogiou & Evropis Street, 15124 Maroussi, Greece on July 23, 2026, at 2:00 p.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class B directors to serve until the 2029 annual meeting of shareholders and until their successors are elected and qualified (“Proposal One”); and
2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. as independent auditors for the year ending December 31, 2026 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring proof of beneficial ownership as of the record date in order to attend the Meeting, and you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Sincerely,

Aristides J. Pittas

Chairman, President and Chief Executive Officer

EUROHOLDINGS LTD

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 23, 2026

NOTICE IS HEREBY given that the 2026 Annual Meeting of Shareholders (the “Meeting”) of Euroholdings Ltd (the “Company”) will be held on July 23, 2026, at 2:00 p.m. local time, at 4 Messogiou & Evropis Street, 15124 Maroussi, Greece, for the following purposes, of which one and two are more completely set forth in the accompanying Proxy Statement.

This notice, together with the Company’s 2025 annual report that contains the Company’s audited consolidated financial statements for the year ended December 31, 2025 may be found free of charge on the Company’s website at https://euroholdings.gr/investor-relations/agm-materials/investor-relations/#. Any shareholder of the Company may receive a hard copy of these materials free of charge upon written request to the Company (please email our investor relations function at info@euroholdings.gr and/or euroholdings@capitallink.com).

At the Meeting, the following proposals will be considered and voted upon:

1.	To elect two Class B directors of the Company to serve until the 2029 annual meeting of shareholders and until their successors are elected and qualified (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A. as independent auditors for the year ending December 31, 2026 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company recommends that you vote “FOR” each of Proposal One and Proposal Two.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

Adoption of Proposal Two requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

The Board of Directors has fixed the close of business on June 16, 2026 (the “Record Date”) as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least 33-1/3% of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the Meeting until a quorum shall be present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership as of the Record Date to be admitted to the meeting. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of Company shares on the Record Date.

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If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares. Holders of shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire and such shareholder duly revokes the proxy. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Meeting or by filing at our headquarters a written notice of revocation or a duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation or a duly executed proxy bearing a later date is received by us at or prior to the Meeting. If you hold shares in street name, through a brokerage firm, bank or other nominee, and have voted by proxy, please contact your brokerage firm, bank or other nominee if you wish to change your vote.

The Company’s 2025 annual report on Form 20-F (the “2025 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2025, is available on the Company’s website at www.euroholdings.gr. Any shareholder of the Company may receive a hard copy of the 2025 Annual Report free of charge upon written request to the Company (please email our investor relations function at info@euroholdings.gr and/or euroholdings@capitallink.com).

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Dated: June 23, 2026

By Order of the Board of Directors

Stephania Karmiri

Secretary

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE SHAREHOLDERS MEETING TO BE HELD ON JULY 23, 2026

This Notice presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all information contained in the proxy materials before voting.

You may access all of the following proxy materials free of charge on the Company’s website at https://euroholdings.gr/investor-relations/agm-materials/investor-relations/#:

•	this Notice of Annual Meeting of Shareholders;
•	the Proxy Statement; and
•	the Company’s 2025 Annual Report that contains the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Any shareholder of the Company may receive, without charge, a hard copy of these materials upon written request to the Company (please email our investor relations function at info@euroholdings.gr and/or euroholdings@capitallink.com).

Voting by internet. To vote your proxy via the internet, please go to www.voteproxy.com and follow the on screen instructions. You may enter your voting instructions until 11:59 p.m. Eastern Time on July 22, 2026.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, notice of meeting, proxy statement, and annual report to shareholders electronically via e-mail or the internet. You can choose this option by following the instructions at www.voteproxy.com. If you choose to receive your proxy materials and annual report to shareholders electronically, then prior to next year’s shareholders’ meeting you will receive notification when the proxy materials and annual report to Shareholders are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

Dated: June 23, 2026

By Order of the Board of Directors

Stephania Karmiri

Secretary

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Euroholdings Ltd

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS

JULY 23, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Euroholdings Ltd, a Marshall Islands corporation (the “Company” or “our”), for use at the Annual Meeting of Shareholders to be held on July 23, 2026 at 4 Messogiou & Evropis Street, 15124 Maroussi, Greece, at 2:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about June 23, 2026.

These materials together with the Company’s 2025 annual report on Form 20-F (the “2025 Annual Report”) that contains the Company’s audited consolidated financial statements for the year ended December 31, 2025 may be found on the Company’s website at https://euroholdings.gr/investor-relations/agm-materials/investor-relations/#. Any shareholder of the Company may receive a hard copy of the 2025 Annual Report free of charge upon written request to the Company (please email our investor relations function at info@euroholdings.gr and/or euroholdings@capitallink.com).

VOTING RIGHTS AND OUTSTANDING SHARES

As of June 16, 2026 (the “Record Date”), which is the record date for the Meeting, the Company had 2,816,615 shares of common stock, par value $0.01 per share (the “Common Shares”) issued and outstanding (not including any treasury shares, which are not deemed outstanding for purposes of Marshall Islands law). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least 33-1/3% of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the Meeting until a quorum shall be present. The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership as of the Record Date to be admitted to the meeting. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of Company shares on the Record Date.

The Company’s Common Shares are the only class of voting shares issued and outstanding. The Common Shares are listed on the Nasdaq Capital Market under the symbol “EHLD.”

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REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

APPROVAL OF PROPOSALS

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

EFFECT OF ABSTENTIONS

An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote on a particular matter. Abstentions are counted as present for the purposes of determining a quorum. Abstentions will have no effect on the outcome of Proposal One or Proposal Two.

Important Notice Regarding the Availability of Proxy Materials for the
Shareholder Meeting to Be Held on July 23, 2026

The Notice of Annual Meeting of Shareholders and Proxy Statement are available free of charge at https://euroholdings.gr/investor-relations/agm-materials/investor-relations/#.

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PROPOSAL ONE

ELECTION OF DIRECTORS

The Company’s Board currently has six seats and consists of six directors, Messrs. Aristides J. Pittas (Chairman and Class A Director), Panagiotis Kyriakopoulos (Class B Director), George Taniskidis (Class C Director), Apostolos Tamvakakis (Class C Director), George Margaronis (Class A Director) and Christos Triantafillidis (Class B Director). As provided in the Company’s Amended and Restated Articles of Incorporation (as amended, the “Articles of Incorporation”) and Amended and Restated Bylaws, the Board is divided into three classes, each nearly equal in number as possible. Each director shall serve his respective term of office until his successor shall have been elected and qualified, except in the event of his death, resignation or removal prior to the annual meeting of shareholders in which such director’s term of office expires. The Class A Directors serve for a term expiring at the 2028 annual meeting of shareholders of the Company; the Class B Directors serve for a term expiring at the 2026 annual meeting of shareholders of the Company; and the Class C Directors serve for a term expiring at the 2027 annual meeting of shareholders of the Company. At each annual meeting, directors to replace those whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting and until his or her successor is elected and qualified.  Directors of the Company are elected by a plurality of the votes cast at the annual meeting of shareholders by the holders of shares entitled to vote in the election.

The Board believes that it functions effectively as a collegiate body, with every member offering his/her unique experience and expertise. The Board also believes that its composition has demonstrated that the Board can operate independently of any special interests and can properly serve the Company’s interests. Two seats comprising the Board are up for election. On this basis, it is proposed that the shareholders re-elect both Class B Directors for another term of three years and until each of their respective successors shall have been duly elected and qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Current Position
Panagiotis Kyriakopoulos	65	Class B Director
Christos Triantafillidis	54	Class B Director

Biographical information with respect to each of the Company’s nominees is set forth below.

Panagiotis Kyriakopoulos has been a member of the Board since July 31, 2024. He has also been a member of the board of directors of Euroseas Ltd. since 2005 and has held the same positions with EuroDry Ltd. since 2018. Since 2002, he has been the Chief Executive Officer of Cambridge Finance Ltd., one of the leading mass media, infrastructure and technology management companies in Greece. From 1997 to 2002 he was the CEO of the Hellenic Post Group, the universal postal service provider in Greece, which has the largest retail network in Greece for postal and financial services products. From 1996 until 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From 1986 to 1996, he was the Managing Director of the Globe Group of Companies, a group active in the areas of shipowning and ship management, textiles and food, and distribution.

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The company was listed on the Athens Stock Exchange. From 1983 to 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is a member of the boards of directors of the Hellenic Federation of Enterprises (SEV), Quest Group SA, Ellaktor SA, Reds SA, Aktor Concessions SA. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a Bachelor of Science degree in Marine Engineering from the University of Newcastle-Upon-Tyne, a Master of Science degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a master’s degree in business administration (MBA) from Imperial College, London.

Christos Triantafillidis has been a member of the Board since June 23, 2025. Mr. Triantafillidis has been the Chief Financial Officer of Latsco Shipping Limited since 2016. From 2006 to 2016, Mr. Triantafillidis was the Finance Director of Latsco (London) Limited, another company within the Latsco Group. From 2002 to 2006, Mr. Triantafillidis worked in the Group Finance team of Private Financial Holdings Limited, an investment holding company within the Latsis Group, reporting directly to the Group CFO. From 1995 to 2001, Mr. Triantafillidis worked as an Associate and a Financial Analyst in the Mergers & Acquisitions and Corporate Finance groups of Lazard Frères & Co. LLC in New York. In addition to being a director in various companies within the Latsco Group, Mr. Triantafillidis is a director of SETE Saudia. Mr. Triantafillidis received his M.B.A. from INSEAD, a Master of Science degree in Engineering from Brown University, and a combined Bachelor of Science degree in Electrical Engineering and Bachelor of Arts degree in Business Economics from Brown University.

There are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any person referred to above was selected as a director or member of senior management, except that Marla Investments Inc. suggested two directors to fill two vacancies on the Board, when it acquired 51% of the Company’s Common Shares.

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to the compensation or other payments in connection with such director’s candidacy or service as a director of the Company.

Audit Committee. The Company’s audit committee consists of Panagiotis Kyriakopoulos (Chairman), Apostolos Tamvakakis and George Taniskidis, each of whom is an independent director. The Board has determined that the members of the audit committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Capital Market. Mr. Kyriakopoulos is also the Company’s audit committee financial expert.

The audit committee is responsible for (1) the appointment, replacement, compensation, and oversight of the work of the independent auditors engaged (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (2) the appointment, replacement, compensation, and oversight of the work of the internal auditor, (3) obtaining and reviewing annually a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, (4) reviewing and discussing with the independent auditors the written statement from the independent auditors concerning any relationship between the

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auditors and the Company or any other relationships that may adversely affect the independence of the auditors, and, based on such review, assessing the independence of the auditors, (5) establishing policies and procedures for the review and pre-approval by the Audit Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditors, (6) reviewing and discussing with the independent auditors: (i) their audit plans, and audit procedures, including the scope, fees and timing of the audit; (ii) the results of the annual audit examination and accompanying management letters; and (iii) the results of the independent auditors' procedures with respect to interim periods, (7) reviewing and discussing reports from the independent auditors on (i) all critical accounting policies and practices used by the Company, (ii) alternative accounting treatments within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditors, and (iii) other material written communications between the independent auditors and management, (8) reviewing and discussing with the independent auditors the independent auditors' judgments as to the quality, not just the acceptability, of the Company's accounting principles and such further matters as the independent auditors present the Audit Committee under generally accepted auditing standards, (9) discussing with management, the internal auditors and the independent auditors quarterly earnings press releases, and, if deemed appropriate, recommending to the Board that the audited financial statements be included in the annual report on Form 20-F for the year, (10) reviewing and discussing with management, the internal auditors and the independent auditors various topics and events that may have significant financial impact on the Company or that are the subject of discussions between management and the independent auditors, (11) reviewing and discussing with management and the internal auditors the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, (12) reviewing and discussing with management, the internal auditors and the independent auditors: (i) the adequacy and effectiveness of the Company's internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditors or management; (ii) the Company's internal audit procedures; and (iii) the adequacy and effectiveness of the Company's disclosures controls and procedures, and management reports thereon, (13) reviewing annually the scope of the internal audit program, and reviewing annually the performance of both the internal audit group and the independent auditors in executing their plans and meeting their objectives, (14) reviewing the use of auditors other than the independent auditors in cases such as management's request for second opinions, (15) reviewing matters related to the corporate compliance activities of the Company, (16) establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, (17) establishing policies for the hiring of employees and former employees of the independent auditors, and (18) when appropriate, designating one or more of its members to perform certain of its duties on its behalf.

The Board does not have separate compensation or nomination committees, and instead, the entire Board performs those responsibilities.

In general, under the Nasdaq Listed Company Rules, foreign private issuers, as defined under the U.S. Securities Exchange Act of 1934, as amended, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Accordingly, the Company intends to follow certain corporate governance practices of its home country, the Republic of the Marshall Islands, in lieu of certain of the corporate governance requirements of the Nasdaq. Details of these exemptions are included in the Company’s SEC filings.

Assuming all nominees for directors of the Company are elected, the Board will consist of six directors, of whom Panagiotis Kyriakopoulos (Chairman), Apostolos Tamvakakis and George Taniskidis are deemed independent.

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Required Vote. Adoption of Proposal One, and the election of each director, requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting.

Abstentions. Abstentions will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF EACH OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSED DIRECTORS, UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Deloitte Certified Public Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

Abstentions. Abstentions will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company’s latest annual report, at: https://euroholdings.gr/investor-relations/agm-materials/investor-relations/#.

For shareholders of the Company who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, shareholders of the Company can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files annual reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Further information is available at the Company’s website located at https://euroholdings.gr. The Company’s annual reports (including the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025), Reports on Form 6-K and other filings with the SEC are available, free of charge, through its website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on or accessed through the Company’s or the SEC’s website is not incorporated by reference in this Proxy Statement and does not constitute a part of this Proxy Statement.

OTHER MATTERS

The Board is not aware of any other business that will be presented at the Meeting. If any other business is properly brought forth before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies. In the event a shareholder specifies a different choice by means of the shareholder’s proxy, the shareholder’s shares will be voted in accordance with the specification so made.

Dated: June 23, 2026

By Order of the Board of Directors

Stephania Karmiri

Secretary

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# ANNUAL MEETING OF SHAREHOLDERS OF

# EUROHOLDINGS LTD

## COMMON STOCK

## July 23, 2026

**GO GREEN**
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**:
The Notice of Meeting, Proxy Statement, Proxy Card, and 20-F Annual Report are available at euroholdings.gr/investor-relations/agm-materials/investor-relations/#

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230000000000001000 9 072326

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES LISTED IN PROPOSAL 1 AND "FOR" PROPOSAL 2.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒**

1. ELECTION OF DIRECTORS:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

*To serve as a Class B Director until the 2029 annual meeting of shareholders and until his successor is elected and qualified.

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 2. RATIFICATION OF APPOINTMENT OF AUDITORS<br>To ratify the appointment of Deloitte Certified Public Accountants S.A. as the Company's independent auditors for the year ending December 31, 2026. | ☐ | ☐ | ☐ |

**ELECTRONIC ACCESS TO FUTURE DOCUMENTS**
If you would like to receive future shareholder communications over the Internet exclusively, and no longer receive any material by mail please visit equiniti.com/us/ast-access. Click on Shareholder Account Access to enroll. Please enter your account number and tax identification number to log in, then select **Receive Company Mailings via E-Mail** and provide your e-mail address.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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0

# EUROHOLDINGS LTD

## COMMON STOCK
## THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF EUROHOLDINGS LTD

The undersigned shareholder hereby appoints Aristides J. Pittas, Dr. Anastasios Aslidis, Athina Atalioti, Stephania Karmiri, and each of them individually, with full power to act without the other and with full power of substitution and re-substitution, as proxies and attorneys-in-fact of the undersigned, and hereby authorizes each of them to represent the undersigned and to vote, as provided on the other side, all shares of Euroholdings Ltd common stock that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before, the Annual Meeting of Shareholders of Euroholdings Ltd to be held at 2:00 p.m. local time on July 23, 2026, at 4 Messogiou & Evropis Street, 15124 Maroussi, Greece, and any adjournments or postponements thereof, with all powers which the undersigned would possess if present at the Meeting.

**THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS PRESENTED IN THE PROXY STATEMENT AND SHALL BE DEEMED TO AUTHORIZE THE PROXYHOLDERS TO VOTE IN THEIR DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF TO THE EXTENT PERMITTED BY APPLICABLE LAW. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.**

**(Continued and to be signed on the reverse side.)**

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